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                             ---------------------------------------------------
                                       THE ST. LAWRENCE SEAWAY CORPORATION
                             ---------------------------------------------------




                                     [LOGO]



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               1995 ANNUAL REPORT
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                                         ---------------------------------------

CHAIRMAN'S LETTER

Dear Stockholder:

Two years ago when our group acquired a significant ownership position in St. Lawrence Seaway, we committed to continue the search for new businesses for the Company. Though I wish I could report that our search was successful, the opportunities were few and the Board of Directors determined not to compromise our goal of quality for the sake of expediency.

Throughout the year, we continued our efforts to obtain regulatory approval for a proposed offering of subordinated debentures of the Company to increase funds available for any acquisition. In part based upon uncertainty in the distribution and sale of such debentures, Management determined to terminate such efforts and our requests for regulatory approval were withdrawn without prejudice to any future offerings. We will, however, continue to explore alternative ways of maximizing the use of Company assets and shareholder value.

In the coming months, we will look to a broad range of business and investment opportunities. As a public company with no debt, approximately one million dollars in cash, the balance of our assets is unmortgaged real estate, and a management team with ten years experience in finance and investing, we are in a strong position to maximize opportunities.

You will see from the enclosed financial statements that the Company's operations in fiscal 1995 were in line with its past performance. Consistent with past practice, the Company's assets have been kept in liquid interest bearing instruments, pending use in other businesses.

On a personal note, on behalf of all the other directors of the Company, I want to thank Jack Brown again this year for his help and diligence, as both a director and counsel, in ensuring the smooth management of day-to-day operations of the Company. More sadly, I note the recent passing of Albert Friedman, who served as a Director of this Company from 1986 to 1993, and extend condolences to his family and friends.

Finally, I want to thank all of you for your patience and confidence as we continue the effort to locate the right investment and choose the right direction for the Company.

Very truly yours,





/s/  Joel M. Greenblatt
Joel M. Greenblatt
Chairman of the Board

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K


x    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
-    ACT OF 1934

     FOR THE FISCAL YEAR ENDED MARCH 31, 1995

                                       OR

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

Commission file number 0-2040

                       THE ST. LAWRENCE SEAWAY CORPORATION
             (Exact name of registrant as specified in its charter)

                 Indiana                                   35-1038443
      (State or other jurisdiction               (I.R.S. Employer Identification
     of corporation or organization)                         Number)

     320 N. Meridian St., Suite 818                           46204
          Indianapolis, Indiana                            (Zip Code)
(Address of principal executive offices)

                                 (317) 639-5292
               (Registrant's telephone number including area code)

           Securities registered pursuant to Section 12(g) of the Act:

                                                      Name of Exchange on
          Title of each class                          Which Registered
          -------------------                          ----------------
Common Stock, par value $1.00 per share                      None

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [x] No [ ]

The aggregate market value of Common Stock held by non-affiliates of the registrant as of May 25, 1995 was approximately $549,703.

The number of shares of Common Stock of the registrant outstanding as of June 20, 1995 was 393,735.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be used in connection with the registrant's 1995 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.


================================================================================

                       THE ST. LAWRENCE SEAWAY CORPORATION

                                     Part I

ITEM 1 - BUSINESS

General

     The St. Lawrence Seaway Corporation (the "Company" or "St. Lawrence") is an Indiana corporation organized on March 31, 1959, which, since such date has principally engaged in farming, timber harvesting and other traditional agricultural activities. During the last five years, the Company's only other operating activity has been the sale of certain farming acreage, and investment of its remaining liquid assets, primarily in interest bearing cash equivalent securities.

   The Company is engaged in a search for other business opportunities which may or may not be related to its present agricultural, cash management and other investment activities.

   (A) Agricultural Activities - At March 31, 1995, St. Lawrence was the owner of one parcel of agricultural real estate in Northern Indiana comprising approximately 195 acres. This real estate, known as Schleman Farm, is primarily devoted to farming activities under the cash lease method of operation. The cash lease method of operation involves the leasing of the property to farmers who are directly responsible for the operation of the Farm and who pay St. Lawrence a rental fee covering a ten-month period for the use of the property for farming and related activities. St. Lawrence generally receives these rental payments at one time or in semi-annual installments. Real estate taxes and other minor expenses, such as insurance, are the responsibility of St. Lawrence in some instances.

   St. Lawrence has engaged the services of a farm management company, Halderman Farm Management Service, Inc., of Wabash, Indiana ("Halderman"). Under the current contract, Halderman manages, and is responsible for the negotiation of all leases, tenant contracts, and general operations and programs of the Schleman Farm. Halderman is compensated on a quarterly per-acre fee basis. It has managed the current and former farm properties of the Company for more than ten years.

     (B) Cash Management and Other Investments - During the fiscal year ended March 31, 1995, the Company continuedits practice of maintaining its other assets in relatively liquid interest/dividend bearing money market investments. The Company is engaged in a search for other business opportunities and, accordingly, such funds may be used for an acquisition or for a partial payment of an acquisition or for the commencement of a new business.


Financing Arrangements

   The Company's real estate is unencumbered. Furthermore, the Company currently has no debt for borrowed funds or similar obligations or contingencies. The Company may incur debt of an undetermined amount to effect an acquisition or commence a new business. St. Lawrence does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future.


Recent Developments

   On March 21, 1994, the Company filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, in connection with a proposed offering and sale of $10 million or more of principal amount of unsecured, senior debentures due 2004 of the Company. Based upon uncertainty in the Company's ability to offer or achieve broad distribution and sale of such debentures, the proposed offering and the Registration Statement have been terminated by the Company.


Licenses and Trademarks, etc.

   The business of St. Lawrence is not currently dependent upon any patent, trademark, franchise or license.


Governmental Regulation

   St. Lawrence believes it is in compliance with all federal, state and local regulations including all applicable environmental matters.


Seasonality

   Although farm operations are generally conducted during the summer months, St. Lawrence receives the majority of its rental and other payments based upon a definitive schedule and therefore seasonal or weather factors generally do not have an effect on the revenues of the Company.


Employees

   The Company has only one full time salaried employee at this time. During fiscal years ended March 31, 1992 and 1993 and part of fiscal year ended March 31, 1994, Bernard Zimmerman & Co., Inc., a financial and management consulting firm of which Bernard Zimmerman, a former Chairman of the Board of the Company is the Senior Vice-President, received a monthly fee of $2,000 for financial consulting services pursuant to a consulting agreement which expired on September 30, 1993 and was not renewed.

   Mr. Jack C. Brown, Secretary of St. Lawrence receives a monthly fee of $500 for administrative services that he renders to the Company. Such fee is paid pursuant to a month to month arrangement.

ITEM 2 - PROPERTIES

   At March 31, 1995, the Company owned one parcel of agricultural real estate in Porter County, Indiana comprising approximately 195 acres. Only a portion of the property, known as Schleman Farm, is suitable for farming purposes. The balance is wooded and from time-to-time is suitable to some extent for timber harvesting operations. In the past, St. Lawrence has harvested excess timber from its various properties. Such timber harvesting has occurred at intermittent times and there can be no assurances that there will be timber activities at Schleman Farm in the future.


ITEM 3 - LEGAL PROCEEDINGS

   St. Lawrence is not a party to nor is any of its property the subject of any material legal proceedings.


ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   Not applicable.


                                     Part II

ITEM 5 - MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

   There is no current, active trading market for shares of the Company's common stock and such common stock is not currently listed for trading on any exchange. The average bid price for the Company's common stock for fiscal calendar quarter ended March 31, 1995, as reported by the National Quotation Bureau, Inc. from the pink sheets and the OTC Bulletin Board was $1.625.


Dividends

   It is the present policy of the Board of Directors of St. Lawrence to retain earnings, if any, to finance the future expansion of the Company. No cash dividends are expected to be paid in the future.


Number of Stockholders

   As of June 20, 1995, there were approximately 1,405 holders of record of the Company's Common Stock.

   The following table sets forth selected financial information with respect to the Company for the five fiscal years ended March 31, 1995. The information set forth in the following table should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the Company's audited Financial Statements and Notes thereto appearing elsewhere in this Report.

ITEM 6 - SELECTED FINANCIAL DATA                                                        Years Ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                               1995             1994            1993           1992          1991
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
Farm Rentals..............................................   $   9,804        $ 21,913       $  34,725      $  34,665      $ 32,442
Interest & Dividends......................................      55,311          34,855          33,085         50,913        73,399
Gain on Sale of Farm Properties, net......................           0          80,779          80,183              0         7,669
Other.....................................................           0              48               0            216             0
------------------------------------------------------------------------------------------------------------------------------------
Total ....................................................      65,115         137,595         147,993         85,794       113,510
------------------------------------------------------------------------------------------------------------------------------------
Operating Costs & Expenses:
Farm Related..............................................       1,634           2,155           4,327          4,719         4,867
General and Administrative................................     154,053         111,306         105,365        103,649        99,964
Other.....................................................         588               0               0          1,558         4,675
------------------------------------------------------------------------------------------------------------------------------------
Total.....................................................     156,275         113,461         109,692        109,926       109,506
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes.........................     (91,160)         24,134          38,301        (24,132)        4,004
Income Tax Expense (Benefit)..............................      (5,429)          8,048          10,289         (2,751)        2,153
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss).........................................   $ (85,731)       $ 16,086        $ 28,012      $ (21,381)     $  1,851
====================================================================================================================================
Income (Loss) per Common Share............................      $(0.22)          $0.04           $0.07         $(0.05)        $0.00
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Number of
  Common Shares Outstanding...............................     393,735         395,005         406,740        409,036       409,036
====================================================================================================================================
Balance Sheet Data:
Total Assets..............................................   1,414,825       1,507,513       1,499,482      1,492,007     1,531,524
Total Liabilities.........................................      23,859          30,817          35,835         35,856        53,992
Shareholders' Equity......................................   1,390,966       1,476,696       1,463,647      1,456,151     1,477,532
====================================================================================================================================

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Results of Operations

Year Ended March 31, 1995, as compared to Year Ended March 31, 1994.

   Interest and dividend income increased to $55,311 in the year ended March 31, 1995, from $34,855 in the previous year. The increase is a result of higher interest rates received in cash invested in the year ended March 31, 1995.

   Farm rental revenue decreased in the year ended March 31, 1995 because fiscal year 1995 was the first year that there were no carry-over rentals from the sale of previously owned farm properties and because the new lease for the Schleman Farm contains a $5/acre rent concession given in consideration of the uncertainty of crop yields due to abnormally inclement weather.

   A net increase of approximately $54,700 in general and administrative expenses occurred in the year ended March 31, 1995 principally due to deferred legal and other expenses currently recognized in the Company's Statement of Income as of March 31, 1995. The Company's other actual expenses were comparable in the year ended March 31, 1995 with prior years.

   As a result of the above items, the Company had a loss of $91,160 before taxes in the year ended March 31, 1995, as compared to a profit of $24,134 before taxes in the year ended March 31, 1994.

   The income tax benefit in the current year was $5,429 as a result of the loss realized in the year ended March 31, 1995. An income tax of $8,048 was paid in the year ended March 31, 1994 as a result of profit realized in that year.


Year Ended March 31, 1994, as compared to Year Ended March 31, 1993.

   Interest and dividend income increased to $34,855 in the year ended March 31, 1994, from $33,085 in the previous year. The increase is a result of slightly higher interest rates received on cash invested in the year ended March 31, 1994.

   Farm rental revenue and farm related costs and expenses decreased in the year ended March 31, 1994, due to the sale on August 2, 1993, of the Company's Airport Farm property of approximately 205 acres. The Company continued to receive farm rental revenues from the Airport Farm through December 31, 1993.

   A net increase of approximately $6,000 in general and administrative expenses occurred in the year ended March 31, 1994, due to increased professional fees (including legal and accounting costs), salaries and annual meeting expenses of an aggregate of approximately $20,000 which were offset by decreases in certain other expenses.

   In the year ended March 31, 1994, the Company realized, after all costs and expenses, a gain on the sale of farm property of $80,779 before applicable income taxes. A sale by the Company of comparable farm property occurred in the year ended March 31, 1993, which provided a gain of $80,301 before applicable income taxes.

   As a result of the above items, the Company achieved a profit of $24,134 before taxes in the year ended March 31, 1994, as compared to a profit of $38,301 before taxes in the year ended March 31, 1993.

   The income tax provision in the current year was $8,048 as a result of the profit realized in the year ended March 31, 1994. An income tax of $10,289 was paid in the year ended March 31, 1993, as a result of profit realized in that year.


Year Ended March 31, 1993, as compared to Year Ended March 31, 1992.

   Interest and dividend income decreased to $33,085 in the year ended March 31, 1993, from $50,913 in the previous year. This decrease is a direct result of the lesser rates of interest received on cash invested in the year ended March 31, 1993, as compared to the year ended March 31, 1992.

   Farm rental revenues and farm related costs and expenses were comparable in the years ended March 31, 1993 and 1992.

   General and administrative expenses were comparable in the years ended March 31, 1993 and 1992.

   In the year ended March 31, 1993, the Company realized, after all costs and expenses, a gain on the sale of farm property of $80,301 before applicable income taxes. No such sales of farm properties occurred in the year ended March 31, 1992.

   As a result of the above items the Company incurred a profit of $38,301 before taxes in the year ended March 31, 1993, as compared to a loss of $24,132 before tax benefits in the year ended March 31, 1992.

   The income tax provision in the current year was $10,289 as a result of the profit realized in the year ended March 31, 1993. An income tax benefit was reported in the year ended March 31, 1992, due to a loss from operations.


Liquidity and Capital Resources

   At March 31, 1995, the Company had net working capital of $1,266,761, the major portion of which was in cash and money market funds. St. Lawrence has sufficient capital resources to continue its current business.

   The Company may require the use of its assets for a purchase or partial payment for an acquisition or in connection with another business opportunity. In addition, St. Lawrence may incur debt of an undetermined amount to effect an acquisition or in connection with another business opportunity. It may also issue its securities in connection with an acquisition or other business opportunity.

   St. Lawrence does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA ANNEXED HERETO STARTING ON PAGE 8.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   Not applicable.


                                    Part III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

   The information required by this Item 10 is hereby incorporated by reference to a definitive proxy statement involving the election of directors which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 11 - EXECUTIVE COMPENSATION

   The information required by this Item 11 is hereby incorporated by reference to a definitive proxy statement involving the election of directors which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The information required by this Item 12 is hereby incorporated by reference to a definitive proxy statement involving the election of directors which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   The information required by this Item 13 is hereby incorporated by reference to a definitive proxy statement involving the election of directors which is expected to be filed by the Company within 120 days after the close of its fiscal year.


                                     Part IV

ITEM 14 - EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

--------------------------------------------------------------------------------
                                                        Page No.
--------------------------------------------------------------------------------
(a) Financial Statements:
  Independent Auditor's Report.......................       12
  Balance Sheets.....................................        8
  Statements of Income ..............................        9
  Statement of Shareholders' Equity..................        9
  Statements of Cash Flows...........................       10
  Notes to Financial Statements...................... 11 to 12
--------------------------------------------------------------------------------
Schedules:
X - Supplementary Income Statement Information.......       12
--------------------------------------------------------------------------------

   Schedules other than those listed above are omitted for the reason that they are not required or not appropriate or the required information is shown in the financial statements or notes thereto.


(b) Reports on Form 8-K

   No reports on Form 8-K were filed by St. Lawrence during the quarter ended March 31, 1995.


(c) Exhibits

(3) (i) Articles of Incorporation of The St. Lawrence Seaway Corporation, as amended. (Incorporated by reference to Exhibit (C) (3) (i) to the Annual Report of The St. Lawrence Seaway Corporation for the fiscal year ended March 31, 1991.)

   (ii) By-Laws of The St. Lawrence Seaway Corporation (Incorporated by reference to Exhibit (C) (3) (ii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10-K for the fiscal year ended March 31, 1987.)

(10)(i) Stock Option Agreements, each dated September 21, 1987, between The St. Lawrence Seaway Corporation and each of Jack C. Brown, Philip I. Berman, and Albert Friedman. (Incorporated by reference to Exhibit (C) (10) (i) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1988.)

   (ii) Agreement, dated July 31, 1986 by and between The St. Lawrence Seaway Corporation and Bernard Zimmerman & Company, Inc. (Incorporated by reference to Exhibit 2 to the 10-Q of The St. Lawrence Seaway Corporation for the 6 months ended June 30, 1986.)

  (iii) St. Clair Farm Property Option and Sale Agreement, dated March 31, 1992. (Incorporated by reference to the Exhibit (C) (10) (iii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1992.)

   (iv) Airport Farm Property Option and Sale Agreement, dated March 25, 1993.

    (v) Amendment No. I to Stock Option Agreement between The St. Lawrence Seaway Corporation and Jack C. Brown dated August 28, 1992.

   (vi) Amendment No. 1 to Stock Option Agreement between The St. Lawrence Seaway Corporation and Albert Friedman dated August 28, 1992.

  (vii) Amendment No. I to the Warrant issued to Bernard Zimmerman & Co. Inc. dated August 28, 1992.

 (viii) Stock Option Agreement, dated August 28, 1992 between The St. Lawrence Seaway Corporation and Wayne J. Zimmerman.

   (ix) Stock Sale Agreement, dated June 24, 1993 between Bernard Zimmerman & Co., Inc. and Industrial Development Partners. (Incorporated by reference to Exhibit 7(a) to Current Report on Form 8-K dated September 30, 1993).

    (x) Assignment and Assumption Agreement dated as of July 30, 1993. (Incorporated by reference to Exhibit 7(b) to Current Report on Form 8-K dated September 30, 1993.)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons (who included a majority of the Board of Directors) on behalf of the registrant and in the capacities indicated on June 26, 1995.

    Signatures                        Title                        Date

/s/ Daniel L. Nir             President, Treasurer             June 26, 1995
-----------------             and Director
Daniel L. Nir
(Principal Financial
Officer)

/s/ Joel M. Greenblatt        Chairman of the Board,           June 26, 1995
----------------------        and Director
Joel M. Greenblatt
(Principal Executive
Officer)

/s/ Jack C. Brown             Secretary and Director           June 26, 1995
-----------------
Jack C. Brown

/s/ Edward B. Grier III       Director                         June 26, 1995
-----------------------
Edward B. Grier III

THE ST. LAWRENCE SEAWAY CORPORATION
BALANCE SHEETS                                                                     Years Ended March 31,
------------------------------------------------------------------------------------------------------------
                                                                                  1995             1994
============================================================================================================

ASSETS

Current assets:
   Cash and cash equivalents..............................................    $ 1,260,870       $1,310,040
   Interest receivable....................................................          2,633            1,366
   Fee receivables........................................................         16,650                0
   Prepaid items and refunds..............................................          8,453            5,180
   Deferred income taxes..................................................          2,014            2,014
------------------------------------------------------------------------------------------------------------
   Total Current Assets...................................................      1,318,600        1,318,600

Land  ....................................................................        118,913          118,913
Property and equipment....................................................          5,292                0
Deferred items - Note 7...................................................              0           70,000
------------------------------------------------------------------------------------------------------------
Total Assets..............................................................      1,507,513       $1,507,513
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Payroll taxes withheld and accrued.....................................    $       721       $      696
   Accounts payable & other...............................................         14,930           21,228
   Deferred income........................................................          8,208            8,892
------------------------------------------------------------------------------------------------------------
Total Current Liabilities.................................................         23,859           30,816

Shareholders' equity:
   Common stock, par value $1, 4,000,000 authorized, 393,735
      issued and outstanding at the respective dates......................        393,735          393,735
   Additional paid-in capital.............................................        281,252          281,252
   Retained earnings......................................................        715,979          801,710
------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity................................................      1,390,966        1,476,697
------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity................................    $ 1,414,825       $1,507,513
============================================================================================================

See notes to the financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF INCOME                                                                             Years Ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         1995              1994             1993
====================================================================================================================================
Revenues:
   Farm rentals...................................................................    $    9,804        $   21,913       $   34,725
   Gain on sale of Farm property..................................................             0            80,779           80,183
   Interest and dividends.........................................................        55,311            34,855           33,085
   Other..........................................................................             0                48                0
------------------------------------------------------------------------------------------------------------------------------------
Total revenues....................................................................        65,115           137,595          147,993
====================================================================================================================================
Operating costs and expenses:
   Farm related operating costs...................................................         1,634             2,155            4,327
   Depreciation and Amortization..................................................           558                 0                0
   Consulting Fees - Note 4.......................................................         6,000            18,000           30,000
   General and administrative.....................................................       148,053            93,306           75,365
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses..........................................................       156,275           113,461          109,692
------------------------------------------------------------------------------------------------------------------------------------
Income (Loss), before tax provision...............................................       (91,160)           24,134           38,301
   Provision or income taxes/(tax benefit)........................................        (5,429)            8,048           10,289
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss).................................................................       (85,731)       $   16,086       $   28,012
====================================================================================================================================
Per share data:
   Weighted average number of common shares outstanding...........................       393,735           395,005          406,740
------------------------------------------------------------------------------------------------------------------------------------
Primary earnings per share:
   Income (Loss) per share:.......................................................    $    (0.22)       $     0.04       $     0.07
====================================================================================================================================


THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Common stock
                                                                       ------------------------         Additional
                                                                       Number of          Par             Paid-in         Retained
                                                                        Shares         Value $1           Capital         Earnings
====================================================================================================================================
Balance at March 31, 1992...........................................    409,036       $  409,036        $  296,541       $  750,574
   Other............................................................                                                          7,038
   Stock Purchase...................................................    (13,777)         (13,777)          (13,777)
   Net Income for 1993..............................................                                                         28,012
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993...........................................    395,259       $  395,259        $  282,764       $  785,624
====================================================================================================================================
   Stock Purchase...................................................     (1,524)          (1,524)           (1,512)
   Net Income for 1994..............................................                                                         16,086
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994...........................................    393,735       $  393,735        $  281,252       $  801,710
   Net Loss for 1995................................................                                                        (85,731)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        393,735       $  393,735        $  281,252       $  715,979
====================================================================================================================================

See notes to the financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF CASH FLOWS                                                                         Years Ended March 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         1995              1994             1993
====================================================================================================================================
Cash Flows from Operating Activities:

Net Income (Loss).................................................................    $   (85,731)      $   16,086       $   28,012
Adjustments to reconcile net income to
   Net cash from operating activities:
      Amortization of deferred items..............................................            558                0                0
      (Gain) Loss on sale of farm properties......................................              0          (80,779)         (80,183)
      (Increase) in deferred items................................................         70,000          (70,000)               0
(Increase) Decrease in current assets:
   Interest receivable............................................................         (1,267)            (366)             205
   Farm related receivables.......................................................        (16,650)               0                0
   Prepaid items..................................................................         (3,273)          (4,921)           1,105
   Deferred income tax............................................................              0            2,266            3,645

(Decrease) Increase in current liabilities:
   Payroll tax & other............................................................             25              167              623
   Accounts payable...............................................................         (6,982)          (4,212)          (1,618)
   Income taxes payable...........................................................              0             (974)             974
------------------------------------------------------------------------------------------------------------------------------------
      Net cash from operating activities..........................................        (43,290)        (142,733)         (47,237)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Proceeds from sale of farm properties..........................................              0          291,940          231,503
   Purchase of equipment..........................................................         (5,880)               0                0
------------------------------------------------------------------------------------------------------------------------------------
   Net cash from investing activities.............................................         (5,880)         291,940          231,503
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Proceeds from tax refunds......................................................              0                0            7,038
   Stock purchase.................................................................              0           (3,036)         (27,554)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash from financing activities..........................................              0           (3,036)         (20,516)
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents.........................................        (49,170)         146,171          163,750
Cash and cash equivalents, beginning..............................................      1,310,040        1,163,869        1,000,119
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, ending.................................................    $ 1,260,870       $1,310,040       $1,163,869
====================================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid for income taxes.....................................................    $       500       $   11,463       $    9,188
   Cash paid for interest expense.................................................              0                0                0

See notes to the financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following is a summary of the significant accounting policies observed in the preparation of the financial statements for the St. Lawrence Seaway Corporation (the "Company").


Basis of Presentation:

   The Company utilizes the accrual method of accounting in accordance with generally accepted accounting principles for financial statement purposes. Under this method, revenue is recognized when earned and expenses are recognized when incurred.


Land:

   Land was purchased originally in 1961 and is recorded at the original historical cost.


Earnings Per Share:

   Primary earnings per share and fully diluted earnings per share are computed, when applicable, using the weighted average number of shares of common stock and common stock equivalents outstanding under the modified treasury stock method. Common stock equivalents include all common stock options and warrants outstanding during each of the periods presented.


Income Taxes:

   The provision for income taxes charged against earnings relates to all items of revenue and expense recognized for financial accounting purposes during each of the years presented. The actual current tax liability may be different than the charge against earnings due to the effect of cash rents received in advance, resulting in deferred income tax benefits. These deferred tax benefits or liabilities are temporary in nature and will offset upon the non-renewal of all land rental contracts.


Reclassification:

   The 1994 and 1993 financial statements have been reclassified, where necessary, to conform to the presentation of the 1995 financial statements.


Cash Flows:

   For purposes of reporting cash flows, cash and cash equivalents include all cash in banks and cash accumulation funds.


Depreciation:

   Property and equipment consisting of small office equipment, is stated at cost. Depreciation is computed using the straight-line method over a five-year estimated useful life. Expenditures for maintenance and repairs that do not extend useful lives are charged to income as incurred.


NOTE 2. SHAREHOLDERS' EQUITY

   The Company has a common stock warrant outstanding for the purchase of 100,000 shares of common stock at $3.00 per share. The warrant was originally issued in connection with the sale by the Company of 50,000 shares of common stock during 1986 to Bernard Zimmerman & Co. Inc. The warrant and common stock were subsequently sold and transferred to The Windward Group, L.L.C. (formerly Industrial Development Partners), pursuant to an agreement dated September 30, 1993. The warrant expires on September 24, 1997.

   The Company has a stock option plan originally adopted by the shareholders on June 12, 1978, and revised and approved by the shareholders on June 13, 1983, September 21, 1987, and August 28, 1992. The revised plan provides that 15,000 shares of the Company's stock be set aside at an exercise price of $3.00 per share for Mr. Jack C. Brown, a Director of the Company. Mr. Brown's option is currently exercisable with respect to all 15,000 shares and, if not exercised, will expire on September 21, 1997.

   The Company has 4,000,000 authorized $1 par value common shares. As of March 31, 1995 and 1994, there were 393,735 common shares issued and outstanding.


NOTE 3. STOCK REPURCHASE

   On February 4, 1994, the Company purchased 1,524 of its common shares in the open market at a price of $1.99 per common share. The shares, as acquired, were immediately cancelled and returned to the status of authorized and unissued.

   On February 8, 1993, the Company purchased 13,777 shares of its common stock from a former director of the Company at a price of $2.00 per common share. The shares, as acquired, were immediately cancelled and returned to the status of authorized and unissued.


NOTE 4. RELATED PARTIES

   During the fiscal years ending March 31, 1995, 1994 and 1993, the Company paid to Jack C. Brown, Secretary and a Director, an annual administrative fee of $6,000, which was paid monthly in the amount of $500. During fiscal years 1994 and 1993, the Company paid The Zimmerman Group, Inc., of which the former President of the Company is Senior Vice President and a former director is the President, a monthly fee of $2,000 for financial consulting services including the evaluation of acquisition and merger opportunities. The consulting arrangement with The Zimmerman Group expired on September 30, 1993 and was not renewed.


NOTE 5. INCOME TAXES

   Effective April 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of the change in accounting principle is included in determining net income as of March 31, 1993. The total effect of the adoption of SFAS No. 109 was immaterial to the financial statements. Financial statements for prior years have not been restated.

   The Company has loss carryforwards totalling $50,700 that may be offset against future taxable income. If not used, the carryforwards will expire in 2010.

   Provision for federal and state taxes on income consisted of:

                                            Years ended March 31,
--------------------------------------------------------------------------------
                                      1995          1994          1993
================================================================================
Currently due:
   Federal........................   (6,175)       $1,132        5,043
   State..........................      746         4,650        5,374
--------------------------------------------------------------------------------
                                     (5,429)       $5,782       10,417
Deferred:.........................       --        $1,724          (97)
   Federal........................       --           542          (31)
--------------------------------------------------------------------------------
   State..........................       --         2,266         (128)
--------------------------------------------------------------------------------
Provision for income taxes........   (5,429)       $8,048       10,289
================================================================================

NOTE 6. SEC REGISTRATION STATEMENT

   On March 21, 1994, the Company filed with the Securities and Exchange Commission a registration statement on Form S-1, under the Securities Act of 1933, as amended. The filing was in connection with a proposed offering and sale of $10 million or more of Senior Debentures due 2004 of the Company. If issued, the Senior Debentures would have included Warrants exercisable for the purchase of additional debentures. On May 18, 1995, the registration statement was abandoned and withdrawn by the Company and is no longer in effect.


NOTE 7. DEFERRED ITEMS

   Certain legal and other expenses in the amount of $70,000 as of March 31, 1994 were incurred in connection with the filing of the above noted registration statement. Upon the abandonment and withdrawal of the registration statement, which occurred during the current period, total related costs of approximately $53,000 were recognized as a current expense of the Company.




                                                                      SCHEDULE X


THE ST. LAWRENCE SEAWAY CORPORATION SUPPLEMENTARY INCOME STATEMENT INFORMATION

Years Ended March 31, 1995, 1994 and 1993
--------------------------------------------------------------------------------
COLUMN A                                          COLUMN B
--------------------------------------------------------------------------------
ITEM                                          CHARGED TO COSTS
                                                AND EXPENSES
--------------------------------------------------------------------------------
                                            Years Ended March 31,
--------------------------------------------------------------------------------

                                       1995          1994         1993
================================================================================
Maintenance and repairs..........     $  903        $1,078       $  979
Depreciation and amortization of
  intangible assets, preoperating
  costs and similar deferral.....     $  558        $    0       $    0
Taxes, other than payroll
  and income taxes...............     $2,007        $  714       $3,620
Royalties........................       NONE          NONE         NONE
Advertising Costs................       NONE          NONE         NONE
================================================================================



REPORT OF INDEPENDENT AUDITORS





SALLEE & COMPANY
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS                           MEMBER
                                                       AICPA
                                                       TAX DIVISION
                                                       DIVISION OF FIRMS:
                                                       SEC PRACTICE SECTION
                                                       INDIANA CPA SOCIETY

Board of Directors
The St. Lawrence Seaway Corporation
Indianapolis, Indiana

   We have audited the accompanying balance sheets of The St. Lawrence Seaway Corporation as of March 31, 1995 and 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The St. Lawrence Seaway Corporation as of March 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.


                                                   /s/  SALLEE & COMPANY
May 16, 1995
Bedford, Indiana


              1509 J STREET, P.O. BOX 1148, BEDFORD, INDIANA 47421,
                         812-275-4444 (FAX) 812-275-3300

CORPORATE DIRECTORY


Board of Directors

Joel M. Greenblatt
Chairman of the Board
St. Lawrence Seaway Corporation
Managing Partner
Gotham Capital
Jericho, NY

Jack C. Brown
Secretary
St. Lawrence Seaway Corporation
Attorney at Law
Indianapolis, IN

Daniel L. Nir
President and Treasurer
St. Lawrence Seaway Corporation
Managing Partner
Gotham Capital
Jericho, NY

Edward B. Grier III
Partner
Gotham Capital
Jericho, NY


Officers

Joel M. Greenblatt
Chairman of the Board

Daniel L. Nir
President and Treasurer

Jack C. Brown
Secretary


Counsel

Lane Altman & Owens
Boston, Massachusetts


Auditors

Sallee & Company
Bedford, Indiana


Transfer Agent and Registrar

Continental Stock Transfer & Trust Co.
York City, New York


Executive Office

320 N. Meridian Street
Suite 818
Indianapolis, Indiana 46204
Telephone (317) 639-5292


Form 10-K Availability

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 as filed with the Securities and Exchange Commission is available to stockholders upon written request, without charge, from the Secretary of the Company.


Designed by Curran & Connors, Inc.

                                      ------------------------------------------


----------------------------------------------------
        THE ST. LAWRENCE SEAWAY CORPORATION
----------------------------------------------------
        320 N. Meridian Street, Suite 818
        Indianapolis, Indiana 46204

        (317) 639-5292